UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Amendment No. 3

Under the Securities Exchange Act of 1934

Tallgrass Energy, LP

(Name of Issuer)

Class A shares

(Title of Class of Securities)

874696 107

(CUSIP Number)

Laura L. Tyson

General Counsel

2229 San Felipe, Suite 1300, Houston, Texas 77019

Telephone: (713) 579-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS Tallgrass Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 46,386,232 Class A shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,386,232 Class A shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,386,232 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.05% **
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the reporting person directly owns 46,386,232 Class B shares representing limited partner interests in the Issuer (the “Class B shares”) and 46,386,232 units representing membership interests (the “Tallgrass Equity Units”) in Tallgrass Equity, LLC (“Tallgrass Equity”), which are exchangeable together for a corresponding number of Class A shares, pursuant to the partnership agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.

**	Based on the total number of Class A shares (154,878,296) outstanding as of July 2, 2018, which is the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming the outstanding Class B shares (46,386,232) and a corresponding number of Tallgrass Equity Units held by the reporting person were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,264,528 Class A shares. This calculation does not include the 78,919,227 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Class B shares, the reporting person’s beneficial ownership would represent approximately 16.56% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS EMG Fund II Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 46,386,232 Class A shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,386,232 Class A shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,386,232 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.05%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the designated manager of Tallgrass Holdings, LLC (“Tallgrass Holdings”). Tallgrass Holdings directly owns 46,386,232 Class B shares and 46,386,232 Tallgrass Equity Units, which are exchangeable together for a corresponding number of Class A shares pursuant to the partnership agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of its indirect pecuniary interest therein. See Items 2, 3, 4 and 5.
**	Based on the total number of Class A shares (154,878,296) outstanding as of July 2, 2018, which is the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming the outstanding Class B shares (46,386,232) and a corresponding number of Tallgrass Equity Units held by Tallgrass Holdings were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,264,528 Class A shares. This calculation does not include the 78,919,227 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Class B shares, the reporting person’s may be deemed to beneficially own approximately 16.56% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share. The reporting person disclaims beneficial ownership of the interests held by Tallgrass Holdings except to the extent of its indirect pecuniary interest therein.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS EMG Fund II Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 46,386,232 Class A shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,386,232 Class A shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,386,232 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.05%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the general partner of the designated manager of Tallgrass Holdings. Tallgrass Holdings directly owns 46,386,232 Class B shares and 46,386,232 Tallgrass Equity Units, which are exchangeable together for a corresponding number of Class A shares pursuant to the partnership agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of its indirect pecuniary interest therein. See Items 2, 3, 4 and 5.
**	Based on the total number of Class A shares (154,878,296) outstanding as of July 2, 2018, which is the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP merger (as defined herein), and assuming the outstanding Class B shares (46,386,232) and a corresponding number of Tallgrass Equity Units held by Tallgrass Holdings were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,264,528 Class A shares. This calculation does not include the 78,919,227 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Class B shares, the reporting person’s may be deemed to beneficially own approximately 16.56% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share. The reporting person disclaims beneficial ownership of the interests held by Tallgrass Holdings except to the extent of its indirect pecuniary interest therein.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS John T. Raymond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 46,821,232 Class A shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,821,232 Class A shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,821,232 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.21%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	435,000 Class A shares are owned by the reporting person directly. Beneficial ownership of the remaining 46,386,232 Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of his status as the sole member of the general partner of the designated manager of Tallgrass Holdings. Tallgrass Holdings directly owns 46,386,232 Class B shares and 46,386,232 Tallgrass Equity Units, which are exchangeable together for a corresponding number of Class A shares pursuant to the partnership agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of the reporting person’s indirect pecuniary interest therein. See Items 3, 4 and 5.
**	Based on the total number of Class A shares (154,878,296) outstanding as of July 2, 2018, which is the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming the outstanding Class B shares (46,386,232) and a corresponding number of Class B shares held by Tallgrass Holdings were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,699,528 Class A shares. This calculation does not include the 78,919,227 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Class B shares, the reporting person may be deemed to beneficially own approximately 16.71% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share. The reporting person disclaims beneficial ownership of the interests held by Tallgrass Holdings except to the extent of his indirect pecuniary interest therein.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2015, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 25, 2016 and Amendment No. 2 to Schedule 13D filed with the Commission on February 16, 2018 (the “Amended Schedule 13D,” as amended, this “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Amended Schedule 13D. Only those items of the Schedule 13D that are being amended hereby are included herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended by replacing the reference to “Tallgrass Energy GP, LP, a Delaware limited partnership” with “Tallgrass Energy, LP, a Delaware limited partnership formerly known as Tallgrass Energy GP, LP.”

Item 2.	Identity and Background.

The third paragraph of Item 2(a) is hereby amended by replacing the reference to “First Amended and Restated Agreement of Limited Partnership of the Issuer dated May 12, 2015” with “Second Amended and Restated Agreement of Limited Partnership of the Issuer dated July 1, 2018.”

Item 3.	Source and Amount of Funds or Other Consideration.

The third paragraph of Item 3 is hereby amended by replacing the reference to “TEGP Management, LLC, a Delaware limited liability company” with “Tallgrass Energy GP, LLC, a Delaware limited liability company formerly known as TEGP Management, LLC.”

Item 3 is hereby amended and supplemented by adding the following after the last paragraph:

On June 30, 2018 at 11:59 p.m. Central Daylight Time (the “Effective Time”), as a result of the merger of Razor Merger Sub, LLC, a Delaware limited liability company and indirect subsidiary of Tallgrass Equity, LLC and its subsidiaries (“Merger Sub”), with and into Tallgrass Energy Partners, LP, a Delaware limited partnership (“TEP”), with TEP surviving as a wholly-owned subsidiary of Tallgrass Equity and its subsidiaries (the “TEP Merger”), John T. Raymond acquired 200,000 Class A shares. The TEP Merger was effected pursuant to the Agreement and Plan of Merger, dated as of March 26, 2018, by and among the Issuer, Tallgrass Equity, TEP, Merger Sub and Tallgrass MLP GP, LLC, a Delaware limited liability company. At the Effective Time, each common unit representing a limited partner interest in TEP outstanding immediately prior to the TEP Merger (other than those held by Tallgrass Equity and its subsidiaries) converted into the right to receive 2.0 Class A shares.

Additionally, as a result of the TEP Merger, Mr. Raymond’s beneficial ownership of Class A shares, expressed as a percentage of Class A shares outstanding, decreased from 44.53% as of the date of the Amended Schedule 13D to 23.21% of Class A shares outstanding as of July 2, 2018. These calculations assume the outstanding Class B shares and a corresponding number of Tallgrass Equity Units held by Mr. Raymond on the date of determination were exchanged for newly-issued Class A shares on a one-for-one basis and do not include the Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of the holder for newly-issued Class A shares.

Tallgrass Holdings did not acquire or dispose of Class A shares, Class B shares or Tallgrass Equity Units in connection with the TEP Merger. However, Tallgrass Holdings’ beneficial ownership of Class A shares, expressed as a percentage of Class A shares outstanding, decreased as a result of the TEP Merger. Following the TEP Merger, Tallgrass Holdings beneficially owns 23.05% of the Class A shares outstanding versus 44.40% of the Class A shares outstanding as of the date of the Amended Schedule 13D. These calculations assume the outstanding Class B shares and a corresponding number of Tallgrass Equity Units held by Tallgrass Holdings on the date of determination were exchanged for newly-issued Class A shares on a one-for-one basis and do not include the Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of the holder for newly-issued Class A shares.

Item 4.	Purpose of Transaction.

The first paragraph of Item 4 is hereby amended and restated in its entirety as follows:

John T. Raymond received 200,000 Class A shares as consideration in the TEP Merger. The remaining Class B shares and Tallgrass Equity Units reported herein as beneficially owned by Tallgrass Holdings and the Class A shares reported herein as beneficially owned by Mr. Raymond were acquired solely for investment purposes. The Reporting Persons may make purchases of Class A shares either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Class A shares, general economic conditions, stock market conditions and other future developments.

The second paragraph of Item 4 is hereby deleted in its entirety.

The following subsection of Item 4 is hereby amended and restated in its entirety as follows:

(d) The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations. All of Holdings’ executive officers and directors also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Issuer’s shareholders. As the sole member of the General Partner, Holdings has the ability to elect all the members of the board of directors of the General Partner and also has certain approval rights pursuant to the Second Amended and Restated Limited Liability Company Agreement of the General Partner.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) Tallgrass Holdings does not directly own any Class A shares. Tallgrass Holdings owns 46,386,232 Class B shares, which are exchangeable, with a corresponding number of Tallgrass Equity Units, for an equivalent number of Class A shares. Therefore, Tallgrass Holdings may be deemed to beneficially own 46,386,232 Class A shares. Based on there being 154,878,296 Class A shares outstanding as of July 2, 2018, which is the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger, and assuming the 46,386,232 Class B shares and corresponding number of Tallgrass Equity Units held by Tallgrass Holdings are all exchanged for Class A shares pursuant to the Exchange Right, Tallgrass Holdings would directly own approximately 23.05% of the Class A shares. This calculation does not include the 78,919,227 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Class B shares, Tallgrass Holdings would directly own approximately 16.56% of the Class A shares.

EMG LP does not directly own any Class A shares. As the designated manager of Tallgrass Holdings, EMG LP may be deemed to beneficially own the 46,386,232 Class B shares held of record by Tallgrass Holdings, which are exchangeable, with a corresponding number of Tallgrass Equity Units, for an equivalent number of Class A shares. Based on there being 154,878,296 Class A shares outstanding as of July 2, 2018, which is the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger, and assuming the 46,386,232 Class B shares and corresponding number of Tallgrass Equity Units held by Tallgrass Holdings are all exchanged for Class A shares pursuant to the Exchange Right, EMG LP may be deemed to beneficially own approximately 23.05% of the Class A shares. This calculation does not include the 78,919,227 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Class B shares, EMG LP may be deemed to beneficially own approximately 16.56% of the Class A shares.

EMG GP does not directly own any Class A shares. As the general partner of EMG LP, the designated manager of Tallgrass Holdings, EMG GP may be deemed to beneficially own the 46,386,232 Class B shares held of record by Tallgrass Holdings, which are exchangeable, with a corresponding number of Tallgrass Equity Units, for an equivalent number of Class A shares. Based on there being 154,878,296 Class A shares outstanding as of July 2, 2018, which is the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger, and assuming the 46,386,232 Class B shares and corresponding number of Tallgrass Equity Units held by Tallgrass Holdings are all exchanged for Class A shares pursuant to the Exchange Right, EMG GP may be deemed to beneficially own approximately 23.05% of the Class A shares. This calculation does not include the 78,919,227 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Class B shares, EMG GP may be deemed to beneficially own approximately 16.56% of the Class A shares.

John T. Raymond directly owns 435,000 Class A shares, and as the sole member of the general partner of the manager of Tallgrass Holdings, Mr. Raymond may be deemed to beneficially own the 46,386,232 Class B shares held of record by Tallgrass Holdings, which are exchangeable, with a corresponding number of Tallgrass Equity Units, for an equivalent number of Class A shares. Based on there being 154,878,296 Class A shares outstanding as of July 2, 2018, which is the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger, and assuming the 46,386,232 Class B shares and corresponding number of Tallgrass Equity Units held by Tallgrass Holdings are all exchanged for Class A shares pursuant to the Exchange Right, Mr. Raymond may be deemed to beneficially own approximately 23.21% of the Class A shares. This calculation does not include the 78,919,227 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Class B shares, Mr. Raymond may be deemed to beneficially own approximately 16.71% of the Class A shares.

In addition, as of the date of this Schedule 13D, certain of the Covered Individuals beneficially own the number and percentage of Class A shares set forth in the following table:

Name	Class A Shares Beneficially Owned		Percentage of Class Beneficially Owned
John T. Raymond	46,821,232	**	23.21	%***
John G. Calvert				*
Nolen Taylor				*
Christopher Bajec				*
Laura L. Tyson				*

*	Less than 1% of the class beneficially owned.
**	435,000 Class A shares are owned by the reporting person directly. Beneficial ownership of the remaining 46,386,232 Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of his status as the sole member of EMG GP, the general partner of EMG LP, the designated manager of Tallgrass Holdings. Tallgrass Holdings directly owns 46,386,232 Class B shares and 46,386,232 Tallgrass Equity Units, which are exchangeable together for a corresponding number Class A shares pursuant to the partnership agreement described below.
***	Based on the total number of Class A shares (154,878,296) outstanding as of July 2, 2018, which is the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger, and assuming the outstanding Class B shares (46,386,232) and corresponding number of Tallgrass Equity Units held by Tallgrass Holdings were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,699,528 Class A shares. This calculation does not include the 78,919,227 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Tallgrass Equity Units, the reporting person may be deemed to beneficially own approximately 16.71% of the Class A shares. The reporting person disclaims beneficial ownership of the interests held by Tallgrass Holdings except to the extent of his indirect pecuniary interest therein.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (other than by Mr. Raymond, solely with respect to his direct holdings of the Class A shares) that it is the beneficial owner of any of the Class A shares referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person (other than by Mr. Raymond, solely with respect to his direct holdings of the Class A shares) except to the extent of such Reporting Person’s indirect pecuniary interest, if any, in the Class A shares.

(b) The information set forth in Items 7 through 11 of the cover pages hereto are incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and sole dispositive power with respect to all of the Class A shares beneficially reported for such Covered Individual in the table in Item 5(a).

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons or Covered Individuals has effected any transactions in Class A shares in the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A shares of the Issuer that may be deemed to be beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals. Tallgrass Holdings is not entitled to any distributions on the Class B shares it currently holds.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The last paragraph of Item 6 is hereby amended by replacing the reference to “Amended and Restated Limited Liability Company Agreement of the General Partner” with “Second Amended and Restated Limited Liability Company Agreement of the General Partner.”

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended by replacing Exhibits 4 and 5 as follows:

Exhibit 4	Second Amended and Restated Agreement of Limited Partnership of Tallgrass Energy, LP, dated July 1, 2018 (filed as Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on July 2, 2018 and incorporated herein in its entirety by reference).

Exhibit 5	Second Amended and Restated Limited Liability Company Agreement of Tallgrass Energy GP, LLC, dated July 1, 2018 (filed as Exhibit 3.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on July 2, 2018 and incorporated herein in its entirety by reference).

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 3, 2018.

Tallgrass Holdings, LLC

By:	EMG Fund II Management, LP,
its manager

By:	EMG Fund II Management, LLC,
its general partner

By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer

EMG Fund II Management, LP

By:	EMG Fund II Management, LLC,
its general partner

By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer

EMG Fund II Management, LLC

By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer

/s/ John T. Raymond
John T. Raymond